UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of the Registrant’s (i) Interim Condensed Financial Statements as of June 30, 2026, which is attached hereto as Exhibit 99.1, (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026, which is attached hereto as Exhibit 99.2 and (iii) press release issued on August 13, 2026, titled “Mobilicom Reports Financial and Operational Results for the Six Months Ended June 30, 2026”, which is attached hereto as Exhibit 99.3.

This Report on Form 6-K, including Exhibit 99.1, Exhibit 99.2, and the first paragraph, the sections titled “Financial Highlights for the Six Months Ended June 30, 2026”, “Forward Looking Statements”, “Use of Non-IFRS Financial Information”, and the Unaudited Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income, Reconciliation table of EBITDA to Loss after income tax expenses and Unaudited Interim Condensed Consolidated Statements of Financial Position tables in the press release attached as Exhibit 99.3, is incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-284265 and 333-289762) and Form F-3 (File No. 333-274929), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Mobilicom Ltd.’s Interim Consolidated Condensed Financial Statements as of June 30, 2026.
99.2	Mobilicom Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026.
99.3	Press release titled: “Mobilicom Reports Financial and Operational Results for the Six Months Ended June 30, 2026.”
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: August 13, 2026	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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